

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2010

<u>Via Fax & U.S. Mail</u>

Mr. Joseph C. Hayden
Principal Executive Officer
Applied Energetics, Inc.
3590 East Columbia Street
Tucson, Arizona 85714

   Re: Applied Energetics, Inc.
     Form 10-K for the year ended December 31, 2009
     Filed March 18, 2010
     File No. 1-14015

Dear Mr. Hayden:

We have completed our review of your Form 10-K noted above and do not, at this time, have any further comments.

        Sincerely,

        Linda Cvrkel
        Branch Chief